Free Writing Prospectus                               Filed pursuant to Rule 433
Dated November 15, 2010                              Registration No. 333-169974

                           DIANA CONTAINERSHIPS INC.

                         ISSUER FREE WRITING PROSPECTUS

                                 PRESS RELEASE

Set forth herein is a copy of the press release issued by Diana Containerships Inc. on November 15, 2010.

                             Corporate Contact:
                             Ioannis Zafirakis
                             Director, Chief Operating Officer and Secretary
                             Telephone: + 30-210-947-0100
                             Email: izafirakis@dcontainerships.com
For Immediate Release
                             Investor and Media Relations:
                             Edward Nebb
                             Comm-Counsellors, LLC
                             Telephone: + 1-203-972-8350
                             Email: enebb@optonline.net



              DIANA CONTAINERSHIPS INC. REPORTS FINANCIAL RESULTS
 FOR THE THIRD QUARTER AND FOR THE PERIOD FROM JANUARY 7, 2010 (INCEPTION DATE)
                                    THROUGH
                               SEPTEMBER 30, 2010

ATHENS, GREECE, November 15, 2010 - Diana Containerships Inc., a global shipping company specializing in the transportation of containers, today reported net loss of $0.1 million for the third quarter of 2010. Voyage and time charter revenues were $2.4 million for the third quarter of 2010.

Net loss for the period from January 7, 2010 (date of inception) through September 30, 2010 amounted to $2.0 million. Voyage and time charter revenues were $2.4 million for the period from January 7, 2010 (date of inception) through September 30, 2010.

Diana Containerships Inc. is a corporation founded on January 7, 2010 to pursue vessel acquisitions in the container shipping industry. The Company's shares of common stock are not currently traded on any national securities exchange. The Company commenced an exchange offer of its shares of common stock for shares registered under the Securities Act of 1933, as amended, on October 19, 2010 pursuant to a registration statement on Form F-4 declared effective on that date. This press release is not an offer to exchange any of the securities of the Company, which is being made only pursuant to the prospectus contained in the registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission.



Fleet Employment Profile (As of November 15, 2010)
Currently Diana Containerships' fleet is employed as follows:

         Vessel                                                                Delivery
                           Gross Rate                                          Date to       Redelivery Date to
       BUILT TEU          (USD Per Day)    Com*             Charterer          Charterer          Owners**
---------------------------------------------------------------------------------------------------------------
                                                 Panamax Vessels
---------------------------------------------------------------------------------------------------------------
SAGITTA                      $16,000       4.25%      A.P. Moller - Maersk     30-Jun-10  30-Mar-11 - 30-Jun-11
2010    3,426

CENTAURUS                    $20,000       1.25%         CSAV Valparaiso       4-Sep-10   21-Jul-12 - 19-Oct-12
2010    3,426

*     Total commission percentage paid to third parties

** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.

Summary of Selected Financial & Other Data

                                                                    For the period from
                                                                         January 7
                                             Three Months Ended    (inception date) to
                                                        September 30, 2010
                                               (unaudited)             (unaudited)
INCOME STATEMENT DATA:
     Voyage and time charter revenues             $ 2,421,394   $           2,422,716
     Voyage expenses                                  123,173                 148,287
     Vessel operating expenses                      1,312,381               1,687,930
     Net loss                                          50,682               1,985,758
FLEET DATA
     Average number of vessels                            1.9                     0.7
     Number of vessels                                    2.0                     2.0
     Weighted average age (in years)                      0.3                     0.3
     Ownership days                                       176                     177
     Available days                                       176                     177
     Operating days                                       168                     168
     Fleet utilization                                   95.5%                   94.9%
AVERAGE DAILY RESULTS
     Time charter equivalent (TCE) rate (1)       $    13,058   $              12,850
     Daily vessel operating expenses (2)          $     7,457   $               9,536

--------
(1) Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2) Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Cautionary statement regarding forward-looking statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                                (See financial tables attached)

                                              DIANA CONTAINERSHIPS INC.
                                                   FINANCIAL TABLES
                                   Expressed in U.S. Dollars, except for share data


                                     UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

                                                                                                  For the period from
                                                                           For the three months     January 7, 2010
                                                                                   ended          (inception date) to
                                                                                       September 30, 2010
REVENUES:
     Voyage and time charter revenues                                   $          2,421,394   $           2,422,716

EXPENSES:
     Voyage expenses                                                                 123,173                 148,287
     Vessel operating expenses                                                     1,312,381               1,687,930
     Depreciation                                                                    706,633                 714,519
     Management fees                                                                  90,000                 113,000
     General and administrative expenses                                             787,181               2,577,158
     Foreign currency gains                                                         (802,977)             (1,045,467)
                                                                           -------------------    --------------------
     Operating income / (loss)                                                       205,003              (1,772,711)
                                                                           -------------------    --------------------

OTHER INCOME (EXPENSES):
     Interest and finance costs                                                     (265,853)               (265,853)
     Interest Income                                                                  10,168                  52,806
                                                                           -------------------    --------------------
     Total other loss                                                               (255,685)               (213,047)
                                                                           -------------------    --------------------

Net Loss                                                                $            (50,682)  $          (1,985,758)
                                                                           -------------------    --------------------

Loss per common share, basic and diluted                                $              (0.01)  $               (0.50)
                                                                           ===================    ====================

Weighted average number of common shares, basic and diluted                        5,946,165               3,933,702
                                                                           ===================    ====================

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEET DATA
(Expressed in US Dollars)
                                                                      September 30, 2010
                                                                      --------------------
ASSETS
------

 Cash and cash equivalents                                          $         12,531,739
 Other current assets                                                            875,940
 Vessels' net book value                                                      92,816,667
 Other non-current assets                                                        156,591
                                                                      --------------------
     Total assets                                                   $        106,380,937
                                                                      ====================

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

 Current liabilities, including current portion of long-term debt   $          3,284,633
 Long-term debt                                                               18,489,442
 Other non-current liabilities                                                   181,684
 Total stockholders' equity                                                   84,425,178
                                                                      --------------------
     Total liabilities and stockholders' equity                     $        106,380,937
                                                                      ====================

OTHER FINANCIAL DATA
                                                                    For the period from
                                                                         January 7
                                             Three Months Ended     (inception date) to
                                                         September 30, 2010
                                                (unaudited)             (unaudited)
 Net Cash from Operating Activities       $            601,100   $             130,130
 Net Cash used in Investing Activities             (43,062,492)            (93,531,186)
 Net Cash from Financing Activities                 19,600,000             104,881,396





The issuer has filed a registration statement (including a prospectus) with the SEC for the exchange offer to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the exchange offer. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling the Exchange Agent toll-free at 1-800-777-3674.